Exhibit 99.1

ElectraMeccanica Announces Vehicle Financing Agreement With FreedomRoad Financial

VANCOUVER, British Columbia, Oct. 08, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corporation (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has entered into an agreement with FreedomRoad Financial, a national lending institution providing retail vehicle loans to the nation’s leading vehicle manufacturers, to provide consumers with vehicle financing for the company’s flagship SOLO electric vehicle (EV).

The SOLO EV is a single-seater electric vehicle produced by Vancouver-based ElectraMeccanica. The SOLO features a 100-mile range, cruises comfortably at highway speeds and can charge on a regular household (110 V) current, as well as public charge stations, in under 6 hours. The SOLO is an efficient, economical and fun alternative to the daily commute, last mile delivery or micro-shared mobility.

FreedomRoad is a nationally recognized lender offering financing to a broad spectrum of vehicle manufacturers and their dealers. This milestone event will allow ElectraMeccanica to continue to grow and expand sales and service to customers nationwide.

“Our agreement with FreedomRoad Financial provides consumers with a turnkey vehicle financing solution for our revolutionary SOLO EV,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “The SOLO is quickly gaining widespread attention as well as broad consumer interest. As a further service to our customer base, we are excited to offer financing with FreedomRoad to make the SOLO affordable and available to all.”

For more information on ElectraMeccanica or FreedomRoad Financial, please visit
www.EMVauto.com and https://www.frf1.com.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single commuter vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for an incredible driving experience while making your commute more efficient, cost-effective and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released October 8, 2019